February 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
20549

Filed: EDGAR/CORRESP

Dear Sirs and Mesdames,

Re:              Comment Letter, dated February 18, 2010 related to Form 20-F for fiscal year ended May 31, 2009 (the “Comment Letter”) File No. 001-32001

Lorus Therapeutics Inc. hereby notifies the Securities and Exchange Commission that it currently expects to provide responses to the comments contained in the Comment Letter on or before March 19, 2010.

Sincerely,

/s/ Mark Preston

Mark Preston,
Acting Controller